January 31, 2013

Ms. Pamela Long,
Assistant Director
Division of corporate Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:           Green Earth Technologies, Inc.
Registration Statement on Form S-1
Filed December 19, 2012
File No. 333-185557

Dear Ms. Long:

This letter is in response to the Staff’s comment letter dated January 18, 2013 regarding the Green Earth Technologies, Inc., Registration Statement on Form S-1.  Our responses are keyed to the number of each comment in your letter.  For the convenience of the Staff’s review, we have set forth the comment contained in the letter above each respective response.

Prospectus Summary, page 1

1. We note your disclosure in response to comment three in our letter dated January 10, 2013. Please supplement the proposed “This Offering” disclosure on Annex B to indicate the following:
●	The timeframe during which the private placement transaction involving the issuance of the debentures and warrants to the eight accredited investors took place;
●	The total consideration received by the company at the closing of the private placement transaction;
●
The percentage of interest accruing under the debentures and whether the number of shares subject to the resale registration includes the shares issuable pursuant to the conversion of the maximum amount of unpaid interest accrued under the debentures; and

●	The ratio of the number of shares of common stock for which the warrants are exercisable, and whether the warrants provide for a cashless exercise feature.

The disclosure in Annex B has been revised in response to this comment and incorporated directly into Amendment No. 1 to the Registration Statement.  See pages 1 – 4.

Incorporation by Reference of Certain Documents, page 1

2. We note your response to comment four in our letter dated January 10, 2013. Please note that Exchange Act Rule 3a51-1(g)(3) provides that the average revenue for the last three years must be demonstrated by financial statements, which are “the most recent financial statements for the issuer that have been audited and reported on by an independent public accountant…” As a result, the average of revenues must be calculated based upon the net sales reported by the company for each of the last three fiscal years, the GAAP measure required by Rule 3-05 of Regulation S-X. We note that the revenue numbers included inyour response do not appear in your audited financial statements or the notes to the financialstatements. Since the average revenue for fiscal years 2012, 2011 and 2010 is less than $6million ($5,773,000), we continue to believe that the company does not meet therequirements of incorporating information by reference. Please amend the registrationstatement to include all disclosure required by Form S-1.

In response to this comment, Amendment No. 1 to the Registration Statement includes all disclosure required by Form S-1.

The Selling Stockholders, page 4

3. We note your response to comment five in our letter dated January 10, 2013. With a view towards disclosure, please explain to us the relationship that Galesi Group has with each of Elysium Natural Resources, LLC and Francesco Galesi Irrevocable Grantor Trust, and the extent to which the relationship affects the determination of beneficial interest for each of these selling stockholders. In this regard, we also note that in the last proxy statement filed with the Commission on October 29 2012, Mr. Galesi and not Galesi Group is listed as a 23.4% beneficial owner. We may have additional comments following the review of your response.

Francesco Galesi is the founder and controlling shareholder of a number of entities referred to as the Galesi Group.  The Galesi Group includes E&B Green Solutions, L.P. and Green Planet, customers of Green Earth Technologies and which, for the year ended June 30, 2012, accounted for approximately 24% of our net sales.  Mr. Galesi is the settlor of the Francesco Galesi Irrevocable Grantor Trust (the “Trust”).  In addition, David Buicko, our chairman of the board, is the Chief Operating Officer of the Galesi Group and Trustee of the Trust.  Under the terms of the Trust, Mr. Galesi has control over all of the assets of the Trust, which includes Debentures, Warrants, shares of our common stock and a majority interest in Elysium Natural Resources, LLC (“Elysium”).  Elysium is a limited liability company managed by a corporation (not a member of Elysium) of which Mr. Galesi is one of three directors and the majority shareholder.  Thus, Mr. Galesi, in effect controls the assets of Elysium.  Based on the foregoing, we have determined that Mr. Galesi is the beneficial owner of the shares held by the Trust and Elysium.

4. Please ensure to include your response to comment six in our letter dated January 10, 2013 in your next amendment.

Our response to comment six has been incorporated into Amendment No. 1 to the Registration Statement.  See the preface to the Selling Stockholder Table on Page 14.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 914-372-4201or our outside legal counsel, Joel J. Goldschmidt, Esq. of Morse, Zelnick, Rose & Lander, LLP at (212) 838-8269.

Very truly yours,

/s/ Greg Adams
Greg Adams
Chief Financial Officer and Chief Operating Officer